December 12, 2024

Robert Winspear
Chief Financial Officer
Blackboxstocks Inc.
5430 LBJ Freeway, Suite 1485
Dallas, Texas 75240

       Re: Blackboxstocks Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-41051
Dear Robert Winspear:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Jeffrey McPhaul, Esq.